                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               ANSON BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   036389-10-4
                 ---------------------------------------------
                                 (CUSIP Number)

                                Warren A. Mackey
                             c/o CAI Advisors, Inc.
                           767 Fifth Avenue, 5th Floor
                    New York, New York 10153; (212) 319-2525
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 1998
                 ---------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         This Document contains 6 Pages.


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--------------------------                         -----------------------------
CUSIP NO. 036389-10-4           SCHEDULE 13D         PAGE   2   OF   6   PAGES
          -----------                                     -----    -----

--------------------------                         -----------------------------


----------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   Warren A. Mackey
----------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)[ ]
                                                                                                                          (b)[ ]

----------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   00
----------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


----------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.
----------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                      7         SOLE VOTING POWER

             SHARES                                 36,100
                                 -------------------------------------------------------------------------------------------------
          BENEFICIALLY                    8         SHARED VOTING POWER

            OWNED BY                                 -0-
                                 -------------------------------------------------------------------------------------------------
              EACH                        9         SOLE DISPOSITIVE POWER

           REPORTING                                36,100
                                 -------------------------------------------------------------------------------------------------
             PERSON                      10         SHARED DISPOSITIVE POWER

              WITH                                   -0-
----------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                36,100
----------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]


----------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 6.2%
----------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
----------------------------------------------------------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.
                  --------------------

                  This Statement relates to the shares of Common Stock, no par value ("Shares"), of Anson Bancorp, Inc., a North Carolina corporation (the "Issuer"). The address of the Issuer's principal executive offices is 211 South Greene Street, Wadesboro, North Carolina 28170.


ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------

                  This Statement is filed on behalf of Warren A. Mackey (the "Reporting Person"), an individual whose business address is c/o CAI Advisors, Inc., 767 Fifth Avenue, 5th Floor, New York, New York 10153.

                  The Reporting Person is the sole shareholder and sole director of Arles Advisors Inc, a New York corporation, which is the general partner of Arles Partners LP, a New York limited partnership. The principal business of Arles Partners LP is private investments. Arles Advisors Inc and Arles Partners LP have the same business address as the Reporting Person. The Shares indicated as owned by the Reporting Person were purchased by Arles Partners LP. See Item 5.

                  During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

                  NOTE: Nothing in this Statement shall be construed as a statement or admission that the Reporting Person, Arles Advisors Inc or Arles Partners LP, or any of them, (i) are acting as a group in the acquisition, disposition or holding of Shares; (ii) collectively constitute a "person" within the meaning of Section 13(d)(3), of the Securities Exchange Act of 1934, as amended (the "Act"); or (iii) for the purposes of
                          Section 13(d) of the Act, are the beneficial owners of any Shares other than those Shares in which each person is specifically identified in this Statement to have a beneficial ownership.




                                Page 3 of 6 Pages

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ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

                  As of the date hereof, the Reporting Person has used approximately $439,028 to acquire its Shares. The source of the funds was the working capital and margin account of Arles Partners LP. See Item 2 for a description of the relationship between the Reporting Person and Arles Partners LP.

                  Arles Partners LP's margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. All or part of the Shares may be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Arles Partners LP. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect plus one percent (1%). Such indebtedness may be refinanced with other banks or broker-dealers.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

                  Arles Partners LP is a private investment partnership whose focus includes investments in smaller financial institutions. The Reporting Person, through his relationship with Arles Partners LP (see Item 2), has acquired the Shares solely for investment purposes although the Reporting Person may pursue discussions with management to maximize long-term value for shareholders.

                  The Reporting Person, through Arles Partners LP, may make additional purchases of Shares in open market or privately negotiated transactions. Any such purchases will depend upon its evaluation of its investment, the amounts of Shares available for purchase, Share prices and other relevant circumstances. After the Reporting Person's review of its investment in the Issuer, the Reporting Person may decide to sell Shares. Any such purchases or sales of Shares will depend upon the Reporting Person's continuing evaluation of the Issuer's business, financial condition and prospects, the actions of management and the Board of the Issuer, securities market conditions, and other future developments.

                  Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
                  (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the



                                Page 4 of 6 Pages

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                  Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER.
                  ---------------------------------

                  (i) SHARE OWNERSHIP. As of the date hereof, the Reporting Person beneficially owns 36,100 Shares, or 6.2% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended March 31, 1998 (585,124).

                  (ii) RECENT TRANSACTIONS. The Reporting Person, through Arles Partners LP, made the following purchases of Shares in open market transactions in the over-the-counter market.

                                                           Purchase Price Per
                           Date        Number of Shares         Share
                           ----        ----------------    -------------------

                           6/23/98          10,000             $12.250
                           6/29/98           5,000              12.250
                           6/29/98           5,000              12.125
                           7/7/98            5,000              12.250
                           7/8/98            1,600              12.125
                           8/6/98            9,500              12.000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------

                  None.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  None.






                                Page 5 of 6 Pages

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                                   SIGNATURE
                                   ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 17, 1998





                                            By:   /s/ Warren A. Mackey
                                                -------------------------------
                                                    Warren A. Mackey







                                Page 6 of 6 Pages